UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

San Diego Soccer Development Corporation
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Name

3803 Mission Blvd., Suite 290, San Diego, California 92109
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Address of Principal Business Office

(858) 488-7775
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Telephone Number (including area code)

000-27487
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File Number under the Securities Exchange Act of 1934

San Diego Soccer Development Corporation (the "Company") is withdrawing its election under Section 54(a) of the Act on the following basis for filing this Notification of Withdrawal:

The Company is currently unable to meet the capital structure requirements of Section 18 of the Act and, although the Company has a signed a definitive agreement to acquire an interest in Golo Lotto, an online Internet gaming website, it has not and is not currently conducting business as a business development company. The Company will continue to publish "90:00 Minutes" magazine. In addition, it will act as a holding company to acquire controlling interests in other soccer-related companies.

Because the Company has never operated as a business development company or held itself out as a business development company other than by filing of its Form N-54A election on January 23, 2003, no change is business purpose is necessitated by this withdrawal. In addition, due to the Company's inability to meet the capital structure requirements of the Act, shareholders of the Company would not have been able to approve continuation of the Company's N-54A election. As a result, no shareholder vote was taken with respect to this Notification of Withdrawal.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of San Diego and the state of California on the 4th day of March 2003.

/s/ Yan K. Skwara San Diego Soccer Development Corporation By: Yan K. Skwara Its: Chief Executive Officer

Attest: /s/ Shane Traveller By: Shane Travller